Commission File No. 1-8489

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

AMENDMENT NO. 1
TO

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2001

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Dominion Resources, Inc.

120 Tredegar Street, Richmond, VA 23219

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

This Amendment No.1 to Dominion Resources, Inc. (Dominion) Form U5S Annual Report for the year ended December 31, 2001, is being filed to update Items 1, 9, and 10 to include companies that were not previously included in Dominion's Form U5S filed on May 1, 2002.

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Resources, Inc. (Dominion) (note 1)	Holding company
Consolidated Natural Gas Company (CNG) (note 1):	Holding company	100	100%	2,999,566	6,909,657
CNG Coal Company (CNG Coal)	Held coal properties	2,236	100%	**	**
CNG International Corporation (CNG International)	Energy related activities outside the United States	23,855	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
DBNGP Finance Co., LLC	Holding company	N/A	50%	**	**
CNG Cayman Two Ltd. (note 3)	Holding company	N/A	23.08%	**	**
Epic Development (TPA) Pty Limited *	Holding company	N/A	33%	**	**
Epic Energy East Pipelines Pty Ltd. *	Holding company	N/A	33%	**	**
The Latin America Energy and Electricity Fund I, L.P.	Energy Investment Fund	N/A	16.5%	**	**
CNG Kauai, Inc.	Holding company	1	100%	**	**
Kauai Power Partners, L.P. (note 4)	Power generation project	N/A	100%	**	**
CNG Main Pass Gas Gathering Corporation	Gas gathering	1	100%	**	**
Dauphin Island Gathering Partners	Gas gathering	N/A	13.6%	**	**
CNG Oil Gathering Corporation	Oil gathering	1	100%	**	**
Main Pass Oil Gathering Company	Oil gathering	N/A	33.3%	**	**
CNG Power Services Corporation	Electric power marketing	1,552	100%	**	**
Armstrong Energy Limited Partnership, LLLP (note 5)	Power generation project	N/A	100%	**	**
Dominion CNG Capital Trust I (notes 2 and 29)	Business trust	247,423	100%	**	**
Dominion Exploration and Production, Inc. (Dominion E&P)	Oil and gas exploration and production	43,900	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
CNG Pipeline Company	Oil pipeline	12,000	100%	**	**
Dominion Field Services, Inc. (Dominion Field Services)	Gas marketing and gas storage services	1,722	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Greenbrier, Inc. (note 2)	Holding Company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Pipeline -Greenbrier, Inc.* (notes 2 and 30)	Public service company - survey land	100	100%	**	**
Greenbrier Pipeline Company, LLC (note 2)	Develop, own & operate interstate natural gas pipeline	N/A	67%	**	**
Dominion Natural Gas Storage, Inc. (note 2)	Owns gas storage facilities	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Oklahoma Texas Exploration & Production, Inc. (DOTEPI) (note 2)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
American Exploration Production Company* (note 2)	Holding company	500	100%	**	**
American Reserve Corporation* (note 2)	Holding company	10,000	100%	**	**
Conquest Associates - II Limited (note 2)	Holds oil and gas properties	N/A	49%	**	**
Dominion Gas Marketing, Inc. * (note 2)	Holding company	100	100%	**	**
LDNG Acquisition, Inc. * (note 2)	Holding company	1000	100%	**	**
LDNG Texas Holdings, Inc. (note 2)	Holding company	500	100%	**	**
Dominion Natural Gas I, LP (notes 2 and 6)	Holds oil and gas properties	N/A	100%	**	**
Stonewater Pipeline Company, L.P. (notes 2 and 7)	Holds pipeline	N/A	100%	**	**
Stonewater Pipeline Company of Texas, Inc. (note 2)	Holding company	1,000	100%	**	**
Dominion Products and Services, Inc.	Markets energy-related services	399	100%	**	**
Dominion Member Services, Inc.	Offers products and services to retail customers	1	100%	**	**
Dominion Retail, Inc. (Dominion Retail)	Retail energy marketing	600	100%	**	**
Dominion Transmission, Inc. (Dominion Transmission)	Gas transmission	60,101	100%	837,526	827,579
Unsecured debt (Exhibit F-1)				331,599	331,599

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Iroquois, Inc. (note 8)	Holds interest in gas transmission system	2,394	100%	**	**
Iroquois Gas Transmission System, L.P.	Gas transmission	N/A	24.72%	**	**
Hope Gas, Inc. (Dominion Hope)	Gas utility	449,000	100%	64,110	63,037
Unsecured debt (Exhibit F-1)				36,456	36,456
The East Ohio Gas Company (Dominion East Ohio)	Gas utility	4,759,353	100%	467,108	469,001
Unsecured debt (Exhibit F-1)				295,819	295,819
The Peoples Natural Gas Company (Dominion Peoples)	Gas utility	1,835,350	100%	294,523	285,479
Unsecured debt (Exhibit F-1)				130,083	130,083
Dominion Capital, Inc. (Dominion Capital) (notes 1 and 9)	Financial services holding company	20	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Boston Capital Tax Credit Fund Limited Partnership - Series 6	Holds low-income housing assets	N/A	11.86%	**	**
Boston Capital Tax Credit Fund II Limited Partnership - Series 11	Holds low-income housing assets	N/A	10.46%	**	**
Boston Financial Institutional Tax Credits Special Investments, L.P.	Holds low-income housing assets	N/A	10.84%	**	**
Catalyst Old River Hydroelectric Limited Partnership	Electric power generation	N/A	25%	**	**
Dominion Capital Ventures Corporation	Middle market commercial lending	100	100%	**	**
First Dominion Capital, L.L.C.	Middle market commercial lending	930,000	97%	**	**
Dallastown Realty I, LLC	Holding company	N/A	100%	**	**
Dallastown Realty II, LLC	Property acquisitions	N/A	100%	**	**
DRF Acquisition, LLC	Publisher of daily racing form	N/A	29.1%	**	**
FFI Acquisition Corp.	Sales of dinnerware	200,000	12%	**	**
Gichner Systems Group, Inc.	Manufacturer of shelters & enclosures	1,000	100%	**	**
Home Fragrance Holdings, Inc.	Manufacturer & distributor of candles	16,250	11.47%	**	**
MassMicroelectronics, LLC	Microcircuits	N/A	100%	**	**
Starcom Holdings, Inc.	Electrical contracting	24,660	10.21%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion First Source, Inc.	Holding company	100	100%	**	**
Compendia Media Group (note 10)	Compilation and sale of recorded music	4,000	100%	**	**
Intersound, Inc. *	Music publishing	3000	100%	**	**
JustMike, Inc. *	Music publishing	3000	100%	**	**
Lexicon Music, Inc. *	Music publishing	3000	100%	**	**
Peg Publishing, Inc. *	Music publishing	3000	100%	**	**
Royce Publishing, Inc. *	Music publishing	3000	100%	**	**
DEH Arizona, LLC	Real estate holding	N/A	50%	**	**
FSAR Holdings, Inc.	Holding company	400	41%	**	**
Electro Source, LLC	Distributor of video game accessories	N/A	100%	**	**
HLHN Holdings, LLC	Holding company	N/A	15%	**	**
Houlihan's Restaurants, Inc.	Operates a national chain of restaurants	100	100%	**	**
Marine Optical, Inc. *	Designer & distributor of eyewear	725,824	100%	**	**
Dominion Land Management Company	Real estate management	100	100%	**	**
Dominion Land Management Company - Williamsburg	Real estate management	10,000	100%	**	**
Old North State Management Company	Real estate management	100	100%	**	**
Dominion Lands, Inc.	Land development	10	100%	**	**
Chesterfield Land Associates *	Land development	N/A	100%	**	**
Governor's Land Associates	Land development	N/A	100%	**	**
Lake Badin Associates	Land development	N/A	100%	**	**
Uwharrie Point Building Company, LLC	Construction management	N/A	100%	**	**
Stonehouse Development Company, LLC	Land development	N/A	100%	**	**
Stonehouse Communication, LLC *	Cable franchise	N/A	100%	**	**
Stonehouse Real Estate Company, LLC	Real estate development	N/A	100%	**	**
The Association at Stonehouse, Inc.	Homeowners' association	N/A	100%	**	**
Widewater Associates	Land development	N/A	100%	**	**
Dominion Venture Investments, Inc.	Middle market commercial lending	100	100%	**	**
Cambrian Capital Corporation	Oil/Gas financial lending	3,000	46%	**	**
Triassic Energy Corporation	Oil/Gas financial lending	1,000	100%	**	**
Devonian Energy Corporation	Oil/Gas financial lending	1,000	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Cambrian Capital Partners, L.P.	Oil/Gas financial lending	N/A	45%	**	**
Triassic Energy Partners, L.P. (Note 11)	Oil/Gas financial lending	N/A	100%	**	**
Devonian Energy Partners, L.P. (Note 12)	Oil/Gas financial lending	N/A	100%	**	**
Edgen, Inc.	Real estate holding company	541	100%	**	**
H-W Properties, Inc.	Real estate investment	801	100%	**	**
Waterford Harbor Realty, Inc.	Real estate development	100	100%	**	**
First Source Equity Holdings, Inc.	Holding company	100	100%	**	**
First Source Financial, Inc.	Middle market commercial lending	1,000	100%	**	**
Spell Capital Partners Fund I, L.P.	Investment company	N/A	10%	**	**
Louisiana Hydroelectric Capital Corporation	Investment company	10	100%	**	**
Trust Agreement Trust No. 6	Special purpose subsidiary	N/A	10%	**	**
Massachusetts Properties Limited Partnership	Holds low income housing assets	N/A	10.24%	**	**
NH Capital, Inc.	Holding company	10	100%	**	**
OptaCor Financial Services Company, Inc.	Direct mail unsecured consumer loans	1,000	100%	**	**
Rincon Securities, Inc.	Investment company	1	100%	**	**
Shoulders Hill/DCI properties, Inc.	Real estate investment	100	100%	**	**
Stanton Associates, Inc.	Real estate holding company	529,411	100%	**	**
Goodman Segar Hogan, Inc.	Real estate company	10,800	100%	**	**
Air Cargo Associates*	Real estate	N/A	54.9%	**	**
Baxter Road Associates	Real estate	N/A	100%	**	**
Denbigh Shopping Center Associates	Holding company	N/A	95%	**	**
Turnbarr Associates	Real estate	N/A	37.5%	**	**
Goodman Segar Hogan of Orlando, Inc.	Holding company	1,420	100%	**	**
Historic Town Square Company	Real estate	N/A	60%	**	**
Stanton Associates Two	Real estate investment	N/A	100%	**	**
Salem Lakes Commercial Associates	Real estate	N/A	100%	**	**
Stonehouse, LLC	Real estate investment	N/A	50%	**	**
Vidalia Audit, Inc.	Audit company for hydroelectric project	100	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Virginia Financial Ventures, Inc.	Commercial finance	100	100%	**	**
First Source Financial LLP (note 13)	Middle market commercial lending	N/A	100%	**	**
FS Warrant, L.P. (notes 14 and 31)	Holding company	N/A	100%	**	**
DF Holdings, Inc.	Holding company	1,958,543	11.8%	**	**
Piece Dye Acquisition Corporation	Dyer & finisher of fabrics	5000	100%	**	**
Tristar Enterprises, LLC	Vacuum cleaner sales	N/A	40%	**	**
Firearms Training Systems, Inc.	Firearms training	9,467,188	13.77%	**	**
Williams Court/DCI Properties, Inc.	Real estate investment	100	100%	**	**
Dominion Energy, Inc. (Dominion Energy ) (note 1)	Holding company	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Caithness BLM Group, L.P.	Geothermal Electric generation	N/A	20%	**	**
Caithness Navy II Group, L.P.	Geothermal Electric generation	N/A	23%	**	**
DEI Cayman Holding Company *	Holding company	100	100%	**	**
Dominion Energy Holding Cayman Company LDC * (note 15)	Holding company	100	100%	**	**
Dominion do Brasil Ltda. * (note 16)	Holding company	10,000	100%	**	**
Doma Energia e Participacoes Ltda. *	Special purpose subsidiary	10,000	100%	**	**
Dominion Armstrong, Inc.	Holding company	100	100%	**	**
Dominion Armstrong Services Company, Inc. (note 2)	Administrative services	100	100%	**	**
Dominion Black Warrior Basin, Inc.	Exploration and production	10	100%	**	**
Dominion Cleveland Thermal, Inc. (note 2)	Holding company	100	100%	**	**
Dominion Cleveland Thermal, LLC (note 2)	Holding Company	N/A	100%	**	**
Dominion Cleveland Thermal Generation, LLC (note 2)	Steam and chilled water generation	N/A	100%	**	**
Dominion Cleveland Steam Distribution, LLC (note 2)	Steam distribution	N/A	100%	**	**
Dominion Cleveland Chilled Water Distribution, LLC (note 2)	Chilled water distribution	N/A	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Cogen, Inc.	Cogeneration	100	100%	**	**
Dominion Cogen WV, Inc.	Cogeneration in the state of WV	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Morgantown Energy Associates	Cogeneration	N/A	50%	**	**
Dominion Davidson, Inc. * (notes 2 and 30)	Power generation project	100	100%	**	**
Dominion Dresden, Inc.	Holding company	100	100%	**	**
Dresden Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Dresden Services Company, Inc. (note 2)	Administrative services	100	100%	**	**
Dominion Elwood, Inc.	Holding company	100	100%	**	**
Elwood Energy LLC	Power generation project	N/A	50%	**	**
Elwood II Holdings, LLC	Hold and resell turbines	N/A	100%	**	**
Elwood III Holdings, LLC	Hold and resell turbines	N/A	100%	**	**
Dominion Elwood Expansion, Inc. * (notes 2 and 30)	Holding company	100	100%	**	**
Elwood Expansion LLC * (note 2)	Holds land	N/A	50%	**	**
Dominion Elwood Services Company, Inc.	Administrative services	10	100%	**	**
Dominion Energy Clearinghouse Storage Services, Inc. * (notes 2 and 30)	Storage service contracts	100	100%	**	**
Dominion Energy Construction Company, Inc.	General contractor	100	100%	**	**
Dominion Energy Direct Sales, Inc.	Gas and electric marketing	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Energy Exchange, Inc.	Investor in electronic marketplace	100	100%	**	**
Dominion Energy Marketing, Inc.	Power marketing	100	100%	**	**
Dominion Energy Peru Holdings, Inc. *	Holding company	100	100%	**	**
Dominion Energy Services Company, Inc. (DESCO)	Administrative services	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Equipment, Inc.	Special purpose subsidiary	100	100%	**	**
Dominion Equipment II, Inc. * (note 30)	Special purpose subsidiary	100	100%	**	**
Dominion Equipment III, Inc. (note 2)	Special purpose subsidiary	100	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Fairless Hills, Inc.	Holding company	100	100%	**	**
Fairless Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Hickman, Inc. * (notes 2 and 30)	Power generation project	100	100%	**	**
Dominion Kincaid, Inc.	Holding company	10	100%	**	**
Kincaid Generation, L.L.C. (note 17)	Non-regulated power generation	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Monroe, Inc * (note 2 and 30)	Holding company	100	100%	**	**
Dominion Monroe, LLC * (notes 2 and 30)	Power generation project	N/A	100%	**	**
Dominion Montgomery, Inc. * (notes 2 and 30)	Power generation project	100	100%	**	**
Dominion North Star Generation, Inc.* (notes 2 and 30)	Holding company	100	100%	**	**
North Star Generation, LLC * (notes 2 and 30)	Power generation project	90	90%	**	**
Dominion Nuclear, Inc. (note 2)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Nuclear Holdings, Inc. (note 2)	Holding company	100	100%	**	**
Dominion Nuclear Marketing I, Inc. (note 2)	Spot market sales	100	100%	**	**
Dominion Nuclear Marketing II, Inc. (note 2)	Contract power sales	100	100%	**	**
Dominion Nuclear Connecticut, Inc. (notes 2 and 18)	Nuclear generation	3	100%	**	**
Dominion Nuclear Marketing III, L.L.C. (notes 2 and 19)	Power sales	N/A	100%	**	**
Dominion Person, Inc. * (notes 2 and 30)	Power generation project	100	100%	**	**
Dominion Pleasants, Inc.	Holding company	100	100%	**	**
Pleasants Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Pleasants Services Company, Inc. (note 2)	Administrative services	100	100%	**	**
Dominion Reserves, Inc.	Exploration and production	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Carthage Energy Services, Inc.	Gas marketing	500	100%	**	**
Cypress Energy, Inc.	Exploration and production	10	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Appalachian Development, Inc.	Exploration and production	10	100%	**	**
Dominion Appalachian Development Properties, LLC (note 20)	Exploration and production	N/A	100%	**	**
Dominion Gas Processing MI, Inc.	Natural gas processing	10	100%	**	**
Frederic HOF Limited Partnership	Gas processing	N/A	94%	**	**
Wilderness Chester Gas Processing, L.P.	Gas processing	N/A	46.09%	**	**
Wilderness Energy, L.C.	Gas processing & gathering	N/A	50%	**	**
Wilderness Energy Services Limited Partnership (note 21)	Gas processing & gathering	N/A	24.5%	**	**
Dominion Midwest Energy, Inc.	Exploration and production	10	100%	**	**
Dominion Reserves Gulf Coast, Inc.	Exploration and production	10	100%	**	**
Dominion Reserves-Indiana, Inc.	Exploration and production	10	100%	**	**
Dominion Michigan Production Services, Inc. (note 22)	Exploration and production	10	100%	**	**
Dominion Reserves-Utah, Inc.	Exploration and production	10	100%	**	**
Dominion San Juan, Inc.	Holding company	10	100%	**	**
San Juan Partners, LLC	Oil & gas investments	N/A	100%	**	**
Dominion Storage, Inc.	Holding company	10	100%	**	**
Dominion Energy Canada Limited (note 23)	Holding company	73,886	100%	**	**
Dominion Exploration Canada Ltd. (note 24)	Holding company	1	100%	**	**
Alberta HUB Energy Service Joint Venture	Exploration and production	N/A	40%	**	**
Domcan Boundary Corp.	Exploration and production	26,343,437	100%	**	**
Dominion Exploration Partnership (note 25)	Exploration and production	100	100%	**	**
Domcan Boundary Holding Limited	Holding company	100	100%	**	**
Dominion Troy, Inc.	Holding company	100	100%	**	**
Troy Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Troy Services Company, Inc. (note 2)	Administrative services	100	100%	**	**
Dominion Upshur, Inc. * (notes 2 and 30)	Holding company	100	100%	**	**
Dominion Upshur, LLC * (notes 2 and 30)	Power generation project	N/A	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Wagram, Inc. * (note 30)	Holding company	100	100%	**	**
Luz Solar Partners Ltd. VII, L.P.	Solar electric generation	N/A	15%	**	**
Niton US, Inc.	Holding company	10	100%	**	**
Remington, L.L.C.	Holding company	N/A	100%	**	**
Domcan NS1ULC (note 26)	Holding company	100	100%	**	**
Rumford Cogeneration Company, Ltd.	Cogeneration	N/A	10%	**	**
Dominion Alliance Holding, Inc. (note 2)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Canada Finance Company (notes 2 and 27)	Issue public debt securities in Canada	100	100%	**	**
Dominion Energy Holdings, Inc. * (notes 2 and 30)	Holding company	100	100%	**	**
Dominion Energy Technologies, Inc. (note 2)	Holding company	1	100%	**	**
Nth Power Technologies Fund II-A, L.P.	Investments in emerging energy related technologies and companies	N/A	17.8%	**	**
Dominion Metering Services, Inc.	Meter reading services	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Ohio ES, Inc. (note 2)	Holding company	100	100%	**	**
Dominion Ohio ES, LLC (note 2)	Engineering and consulting services	N/A	49%	**	**
Piedmont Share Trust (note 2)	Business trust	N/A	100%	**	**
Dominion Resources Services, Inc. (DRS) (note 28)	Service company	201	100%	50,857	50,857
Unsecured debt (Exhibit F-1)				29,757	29,757
Dominion Resources Capital Trust I (note 29)	Business trust	7,732	100%	**	**
Dominion Resources Capital Trust II (notes 2 and 29)	Business trust	371,135	100%	**	**
Dominion Resources Capital Trust III (notes 2 and 29)	Business trust	7,732	100%	**	**
DEI U.K., Inc.	Holding company	13	100%	**	**
DR Nottingham Investments	Holding company	3,949	100%	**	**
DT Services, Inc.	Holding company	5,600,000	100%	**	**
Dominion Fiber Ventures, LLC	Holding company	N/A	50%	**	**
Dominion Telecom, Inc.	Telecommunication services	158	100%	**	**
Virginia Electric and Power Company (Virginia Power)	Electric utility	171,484	100%	3,876,393	3,876,909
Virginia Power Capital Trust I (note 28)	Business trust	167,010	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Virginia Power Fuel Corporation	Nuclear fuel procurement	1,000	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Virginia Power Services, Inc. (VP Services)	Holding company	1,100	100%	**	**
Dominion Energy Clearinghouse, Inc. * (note 2 and 30)	Holding company	100	100%	**	**
Dominion Generation Corporation * (note 2 and 30)	Holding company	100	100%	**	**
Evantage, Inc.	Energy services	1	100%	**	**
Virginia Power Energy Marketing, Inc. (VP Energy Marketing)	Fuel procurement	1,000	100%	**	**
Virginia Power Services Energy Corp., Inc. (VP Power Services Energy)	Fuel procurement	1	100%	**	**
Virginia Power Nuclear Services Company (VP Nuclear Services)	Nuclear management and operational services	100	100%	**	**
VP Property, Inc.	Real estate holding company	1	100%	**	**

___________

*Indicates company is inactive.
**Filed confidentially pursuant to Rule 104.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)

Notes to Item 1:
1.	The following companies were dissolved during 2001.
	Name of Subsidiary Dissolved				Date of Dissolution
	Consolidated Natural Gas Service Company, Inc.				1/1/2001
	Dominion Cogen NY, Inc.				6/5/2001
	Dominion U.K. Holding, Inc.				7/6/2001
	Dominion Mortgage Services, Inc.				7/6/2001
	CNG Market Center Services, Inc.				7/18/2001
	DGI Holdings, Inc. (formerly named Dominion Generation, Inc.)				7/23/2001
	Dominion Elwood II, Inc.				7/27/2001
	Dominion Elwood III, Inc.				7/27/2001
	Granite Road Cogen, Inc.				9/20/2001
	CNG Financial Services, Inc.				12/31/2001
	CNG Power Company				12/31/2001
	CNG Research Company				12/31/2001
	CNG Technologies, Inc.				12/31/2001
	Consolidated System LNG Company				12/31/2001

2.	The following is a listing of companies acquired or formed during the year of 2001.

	Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business
	Dominion Resources Capital Trust II	Delaware	12/17/1999		Business Trust
	Dominion Resources Capital Trust III	Delaware	1/1/2001		Business Trust
	Piedmont Share Trust	Delaware	2/22/2001		Business Trust
	Dominion Nuclear, Inc.	Delaware	8/3/2000		Holding Company
	Dominion Nuclear Holdings, Inc.	Delaware	8/24/2000		Holding Company
	Dominion Nuclear Marketing I, Inc.	Delaware	8/24/2000		Spot market sales
	Dominion Nuclear Marketing II, Inc.	Delaware	8/24/2000		Contract power sales
	Dominion Nuclear Connecticut, Inc.	Delaware	8/24/2000		Nuclear generation
	Dominion Nuclear Marketing III, L.L.C.	Delaware	8/24/2000		Power sales
	Dominion Alliance Holding Inc.	Delaware	11/21/2000		Holding company
	Dominion Metering Services, Inc.	Virginia	12/8/2000		Provide meter reading services
	DT Services, Inc.	Virginia	12/19/2000		Service company
	Dominion Ohio ES, Inc.	Ohio	5/25/2001		Holding Company
	Dominion Ohio ES, LLC	Ohio	5/25/2001		Engineering and consultant services
	Dominion Cleveland Thermal, Inc.	Ohio	10/25/2000		Holding Company
	Dominion Cleveland Thermal, LLC	Ohio	12/12/2000		Holding Company
	Dominion Cleveland Thermal Generation, LLC	Ohio	12/6/2000		Provide steam and chilled water generation

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business
Dominion Cleveland Steam Distribution, LLC	Ohio	12/7/2000		Provide steam distribution
Dominion Cleveland Chilled Water Distribution, LLC	Ohio	12/6/2000		Provide chilled water distribution
Dominion Energy Technologies, Inc.	Virginia	4/20/2001		Investments in emerging energy related technologies and companies
Dominion Greenbrier, Inc.	Virginia	11/15/2000		Holding Company
Greenbrier Pipeline Company, LLC	Virginia	7/12/2001		Public service company - survey land
Dominion Pipeline - Greenbrier, Inc.	Delaware	7/13/2001		Develop, own and operate an interstate natural gas pipeline
Dominion Armstrong Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Dresden Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Pleasants Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Troy Services Company, Inc.	Delaware	8/17/2001		Service company
Dominion Canada Finance Company	Nova Scotia	8/20/2001		Issues public debt securities in Canada
Dominion Oklahoma Texas Exploration & Production, Inc.	Delaware	9/21/2001		Natural gas and oil exploration and production
American Exploration Production Company	Texas	7/25/1985	11/1/2001	Holding Company
American Reserve Corporation	Texas	6/12/1972	11/1/2001	Holding Company
Conquest Associates - II Limited	Texas	2/17/1984	11/1/2001	Holds oil and gas properties
Dominion Gas Marketing, Inc.	Delaware	4/29/1991	11/1/2001	Holding Company
LDNG Acquisition, Inc.	Oklahoma	6/23/1997	11/1/2001	Holding Company
LDNG Texas Holdings, Inc.	Oklahoma	10/24/1996	11/1/2001	Holding Company
Dominion Natural Gas I, LP	Texas	11/12/1997	11/1/2001	Holds interest in Texas oil and gas properties
Stonewater Pipeline Company, L.P.	Texas	10/24/1996	11/1/2001	Holds 75mile pipeline in the Sonora area
Stonewater Pipeline Company of Texas, Inc.	Texas	10/24/1996	11/1/2001	Holding Company
Dominion CNG Capital Trust I	Delaware	12/21/2000		Business Trust
Dominion Equipment III, Inc.	Delaware	11/5/2001		Special purpose entity
Dominion Natural Gas Storage, Inc.	Delaware	11/15/2000		Owns gas storage facilities and a gas interconnect pipeline
Dominion Davidson, Inc.	Delaware	12/6/2001	Power generation project
Dominion Hickman, Inc.	Delaware	10/9/2001	Power generation project
Dominion Elwood Expansion, Inc.	Delaware	9/7/2001	Holding company

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
	Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business
	Dominion Energy Clearinghouse Storage Services, Inc.	Delaware	11/26/2001		Storage service contracts
	Dominion Energy Clearinghouse, Inc.	Virginia	6/27/2001		Holding company
	Dominion Generation Corporation	Virginia	5/21/2001		Holding company
	Dominion Energy Holdings, Inc.	Virginia	6/21/2001		Holding company
	Dominion Monroe, Inc.	Delaware	10/4/2001		Holding company
	Dominion Monroe, LLC	Delaware	10/4/2001		Power generation
	Dominion Montgomery, Inc.	Delaware	10/9/2001		Power generation project
	Dominion North Star Generation, Inc.	Delaware	4/2/2001		Holding company
	Dominion Person, Inc.	Delaware	9/5/2001		Power generation project
	Dominion Upshur, Inc.	Delaware	4/10/2001		Holding company
	Dominion Upshur, LLC	Delaware	4/10/2001		Power generation project
	Dominion Wagram, Inc.	North Carolina	12/20/2001		Holding company
	Elwood Expansion LLC	Delaware	9/7/2001		Holds land
	North Star Generation, LLC	Delaware	4/2/2001		Power generation project

3.	CNG Cayman Two Ltd. is owned 76.92% by DBNGP Finance Co. LLC with CNG International owning the remaining 23.08% interest.
4.

Kauai Power Partners, L.P. is owned 99% by CNG Kauai, Inc. with a 1% general partnership interest and a 98% limited partnership interest, with CNG International owning the remaining 1% limited partnership interest.

5.	Armstrong Energy Limited Partnership, LLLP is owned 99% by CNG Power Services Corporation with Dominion Armstrong, Inc. owning the remaining 1% interest.
6.	Dominion Natural Gas I, LP is owned 99% by LDNG Texas Holdings, Inc. with DOTEPI owning the remaining 1% interest.
7.	Stonewater Pipeline Company, L.P., is owned 99% by LDNG Texas Holdings, Inc. with the remaining 1% interest held by Stonewater Pipeline Company of Texas, Inc.
8.	Effective May 9, 2001 CNG Iroquois, Inc. was renamed Dominion Iroquois, Inc.
9.

Dominion Capital, Inc. holds 50% of the non-voting membership interests in Trilon Dominion Partners, LLC. Trilon Dominion Partners, LLC holds a 17% interest in EPL Technologies, Inc., which is involved in food processing technologies, a 35% interest in InstantVision, which is involved in vision correction systems, a 53% interest in NutriCept, Inc., a nutriceuticals company, and a 73% interest in Wilshire Technologies, Inc., a medical supply company.

10.	Effective October 15, 2001, Platinum Entertainment was renamed Compendia Media Group.
11.	Triassic Energy Partners, L.P. is owned 99% by Cambrian Capital Partners, L.P. with Triassic Energy Corporation owning the remaining 1% interest.
12.	Devonian Energy Partners L.P. is owned 99% by Triassic Energy Partners, L.P. with Devonian Energy Corporation owning the remaining 1% interest.
13.	First Source Financial, LLP is owned 50% by Virginia Financial Ventures, Inc. and 50% by NH Capital, Inc.
14.	FS Warrant, L.P is owned 99% by First Source Financial, LLP with First Source Equity Holdings, Inc. owning the remaining 1% interest.
15.	Dominion Energy Holding Cayman Company LDC is owned 99% by DEI Cayman Holding Company with DEI owning the remaining 1% interest.
16.	Dominion do Brasil Ltda. is owned 99% by DEI Cayman Holding Company with Dominion Energy Holding Cayman Company LDC owning the remaining 1% interest.
17.	Dominion Kincaid, Inc. holds a 99% interest in Kincaid Generation, L.L.C. with DEI owning the remaining 1% interest.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2001 (continued)
18.	Dominion Nuclear Connecticut, Inc. is owned 70% by Dominion Nuclear Marketing II, Inc., 25% by Dominion Nuclear Marketing I, Inc. and 5% by Dominion Nuclear Marketing III, L.L.C.
19.	Dominion Nuclear Marketing III, L.L.C. is owned 70% by Dominion Nuclear Inc., 25% by Dominion Retail and 5% by Dominion Nuclear Holdings, Inc.
20.	Dominion Appalachian Development Properties, LLC, is owned 99% by Dominion Reserves, Inc. and 1% by Dominion Appalachian Development, Inc.
21.	Wilderness Energy, L.C. owns 51% of Wilderness Energy Services Limited Partnership and Dominion Gas Processing MI, Inc. holds a 24.5% interest.
22.	Effective April 12, 2001, Great Lakes Compression, Inc. was renamed Dominion Michigan Production Services, Inc.
23.	Dominion Energy Canada Limited is owned 85.60% by Dominion Storage, Inc., 13.54% by DEI, and 0.86% by Niton US, Inc.
24.	Effective August 31, 2001 Dominion East Alberta Ltd. was renamed Dominion Exploration Canada Ltd.
25.

Domcan Boundary Corp. owns 61.8% of Dominion Exploration Partnership. The remaining 38.2% ownership interest of Dominion Exploration Partnership is held 28.8% by Dominion Exploration Canada Limited and 9.4% by Domcan Boundary Holdings Limited. Effective August 31, 2001 Domcan Boundary Partnership was renamed Dominion Exploration Partnership.

26.	Domcan NS1ULC is owned 99% by Remington, L.L.C. with Dominion Energy Inc. owning the remaining 1% interest.
27.	Dominion Canada Finance Company is owned 99% by Dominion Resources, Inc. with Remington, L.L.C. owning the remaining 1% interest.
28.	Dominion Resources Services, Inc. is owned 99.5% by Dominion Resources, Inc. and 0.5% by Consolidated Natural Gas Company.
29.

From 1995 through 2001, Dominion established five subsidiary capital trusts that sold trust preferred securities that represented preferred beneficial interests and 97 percent beneficial ownership in the assets held by the capital trusts. In exchange for the funds realized from the sale of the trust preferred securities and common securities that represent the remaining 3 percent beneficial ownership interest in the assets held by the capital trust, Dominion issued various junior subordinated debt instruments. The junior subordinated debt instruments constitute 100 percent of each capital trust's assets.

Date Established	Capital Trusts	Trust Preferred Securities	Common Securities	Junior Subordinated Notes/Debentures
(Millions)
September, 1995	Virginia Power Capital Trust I	$135	$4	$139 million - 8.05% Series A Notes due 9/30/2025*
December, 1997	Dominion Resources Capital Trust I	250	$8	$258 million - 7.83% Debentures due 12/1/2027
January, 2001	Dominion Resources Capital Trust II	300	$9	$309 million - 8.4% Debentures due 1/30/2041
January, 2001	Dominion Resources Capital Trust III	247	$8	$258 million - 8.4% Debentures due 1/15/2031
October, 2001	Dominion CNG Capital Trust I	200	$6	$206 million - 7.8% Debentures due 10/31/2041
* The maturity date, subject to certain conditions, may be extended for up to an additional 10 years from date of original maturity.
30.	Stock has been subscribed but not yet issued.
31.

FS Warrant, LP holds a 100% interest in both the First Source Loan Obligations Insured Trust and the First Source Loan Obligations Trust. Both entities are unconsolidated special purpose trusts associated with the securitization of certain loans.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. Information concerning the interests held by system companies in exempt wholesale generators and foreign utility companies for Part I(a) and Part I(d) follows. Part I(b) and Part I(c) are being filed confidentially pursuant to Rule 104.

Exempt Wholesale Generators

Armstrong Energy Limited Partnership, LLLP

(a) Armstrong Energy Limited Partnership, LLLP (AELP) is owned 99% by CNG Power Services Corporation and 1% by Dominion Armstrong, Inc. AELP is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of AELP are as follows:
Armstrong Energy Limited Partnership, LLLP 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$10,175
*services provided at cost

CNG Power Services Corporation

(a) CNG Power Services Corporation (CNG Power Services), a wholly-owned subsidiary of Consolidated Natural Gas Company, holds a 99% interest in Armstrong Energy Limited Partnership, LLLP, which is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of CNG Power Services are as follows:
CNG Power Services Corporation 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between CNG Power Services and any system company.

Dominion Elwood Services Company, Inc.

(a) Dominion Elwood Services Company, Inc. (DELCO) is a management services company that provides operations and maintenance services to electric generating facilities. Dominion Elwood Services Company, Inc. is owned 100% by Dominion Energy, Inc.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Dominion Elwood Services Company, Inc. are as follows:

Dominion Elwood Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,108,993
Date of Contract	June 18, 1999

Dominion Energy Services Company, Inc.

(a) Dominion Energy Services Company, Inc. (DESCO) is a management services company that provides operations and maintenance services to various electric generating facilities. Dominion Energy Services Company, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Energy Services Company, Inc. are as follows:
Dominion Energy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, services between DESCO and a system company were as follows:
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$15,659,771
Date of Contract	February, 27, 1998
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Morgantown Energy Associates
Compensation	$4,115,866
Date of Contract	September 15, 1989
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$79,846
Date of Contract	June 18, 1999

Dominion Equipment, Inc.

(a) Dominion Equipment, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment, Inc. is owned 100% by Dominion Energy, Inc.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Dominion Equipment, Inc. are as follows:

Dominion Equipment, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect.
Transaction	Operational and Management Service
Serving Company	Dominion Ohio ES, Inc.
Receiving Company	Dominion Equipment, Inc.
Compensation	$606,660
Date of Contract	June 1, 2001
Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Dominion Equipment, Inc.
Compensation	$32,982
Date of Contract	January 1, 2001

Dominion Equipment III, Inc.

(a) Dominion Equipment III, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment III, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment III, Inc. are as follows:
Dominion Equipment III, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Dominion Equipment III, Inc. and any system company.

Dominion Fairless Hills, Inc.

(a) Dominion Fairless Hills, Inc. is owned 100% by Dominion Energy, Inc. Dominion Fairless Hills, Inc. is the holding company of Fairless Energy, LLC.

The name and business address of Dominion Fairless Hills, Inc. are as follows:
Dominion Fairless Hills, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Dominion Fairless Hills, Inc. and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Fairless Energy, LLC

(a) Dominion Fairless Hills, Inc holds a 100% interest in Fairless Energy, LLC (Fairless). Fairless is involved in the development of a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Fairless Energy, LLC are as follows:
Fairless Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Fairless Energy, LLC and any system company.

Dominion Nuclear, Inc.

(a) Dominion Nuclear, Inc. is owned 100% by Dominion Energy, Inc., and through various subsidiaries, owns interests in the following subsidiaries:

Subsidiary	Parent	Percentage Owned	Description
Dominion Nuclear Holdings, Inc.	Dominion Nuclear, Inc.	100%	Holds 5% interest in Dominion Nuclear Marketing III, L.L.C.
Dominion Nuclear Marketing I, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells on the spot market. Also holds a 25% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing II, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to third parties through bilateral contracts. Also holds a 70% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing III, L.L.C.	Dominion Nuclear, Inc. Dominion Retail Dominion Nuclear Holdings, Inc.	70% 25% 5%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to Dominion Retail to meet retail customer needs. Also holds a 5% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Connecticut, Inc.	Dominion Nuclear Marketing II, Inc. Dominion Nuclear Marketing I, Inc. Dominion Nuclear Marketing III, L.L.C.	70% 25% 5%	Owns 98% of Millstone Power Station, a nuclear powered electric generating facility with a net capacity of 1,954 megawatts.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Dominion Nuclear, Inc. are as follows:

Dominion Nuclear, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between Dominion Nuclear, Inc. and any system company.

Dresden Energy, LLC

(a) Dresden Energy, LLC is involved in the development of a combined cycle gas fired combustion turbine power plant in Dresden Ohio. Dresden Energy, LLC is owned 100% by Dominion Dresden, Inc.

The name and business address of Dresden Energy, LLC are as follows:
Dresden Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Service
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$-0-
*services provided at cost

CNG Kauai, Inc.

(a) See Kauai Power Partners, L.P. below.

(d) At December 31, 2001, there were no service, sales or construction contracts between CNG Kauai, Inc. and any system company.

Kauai Power Partners, L.P.

(a) CNG International holds a 1% limited partnership interest in Kauai Power Partners, L.P. (KPP), and CNG Kauai, Inc., a wholly-owned subsidiary of CNG International, holds a 1% general partnership interest and a 98% limited partnership interest in KPP. KPP is involved in the greenfield development of a 26-megawatt advanced steam-injected combustion turbine power plant on the island of Kauai, Hawaii.

The name and business address of KPP are as follows:
Kauai Power Partners, L.P. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, there were no service, sales or construction contracts between KPP and any system company.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Kincaid Generation, L.L.C.

(a) Kincaid Generation, L.L.C. (Kincaid) is owned 99% by Dominion Kincaid, Inc. and 1% by Dominion Energy, Inc. Kincaid is a 1,108 net megawatt coal-fired electric generating facility.

The name and business address of Kincaid is as follows:

Kincaid Generation, L.L.C. PO Box 260 Kincaid, Illinois 62540-0260

(d) At December 31, 2001, services between Kincaid and a system company were as follows:

Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$15,659,771
Date of Contract	February 27,1998

Elwood Energy LLC

(a) Elwood Energy LLC is owned 50% by Dominion Elwood, Inc. Elwood Energy LLC owns and develops a combined and single cycle electric power generating facility (up to 2,500 megawatt in capacity) near Elwood, Illinois.

The name and business address of Elwood Energy LLC are as follows:
Elwood Energy LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,108,993
Date of Contract	June 18, 1999
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc
Receiving Company	Elwood Energy LLC
Compensation	$79,846
Date of Contract	June 18, 1999

Pleasants Energy, LLC

(a) Pleasants Energy, LLC is owned 100% by Dominion Pleasants, Inc. and is involved in the development of a simple-cycle gas fired combustion turbine power plant located in Pleasants County, WV.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Pleasants Energy, LLC are as follows:

Pleasants Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$146,255
*services provided at cost

Troy Energy, LLC

(a) Troy Energy, LLC is owned 100% by Dominion Troy, Inc. and is involved in the development of a simple-cycle gas fired combustion turbine power plant located in Troy County, Ohio.

The name and business address of Troy Energy, LLC are as follows:
Troy Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect.
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$15,987
*services provided at cost

Dominion Troy Services Company, Inc.

(a) Dominion Troy Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Troy Services Company, Inc. provides operational and management services to Troy Energy, LLC.

The name and business address of Dominion Troy Services Company, Inc. are as follows:
Dominion Troy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$15,987
*services provided at cost

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Dresden Services Company, Inc.

(a) Dominion Dresden Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Dresden Services Company, Inc. provides operational and management services to Dresden Energy, LLC.

The name and business address of Dominion Dresden Services Company, Inc. are as follows:
Dominion Dresden Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$-0-
*services provided at cost

Dominion Pleasants Services Company, Inc.

(a) Dominion Pleasants Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Pleasants Services Company, Inc. provides operational and management services to Pleasants Energy, LLC.

The name and business address of Dominion Pleasants Services Company, Inc. are as follows:
Dominion Pleasants Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2001, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$146,255
*services provided at cost

Dominion Armstrong Services Company, Inc.

(a) Dominion Armstrong Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Armstrong Services Company, Inc. provides operational and management services to Armstrong Energy Limited Partnership, LLLP.

The name and business address of Dominion Armstrong Services Company, Inc. are as follows:
Dominion Armstrong Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2001, the following service agreements were in effect:

Transaction	Operational and Management Services
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$10,175
*services provided at cost

Note: The following are newly-formed EWG's with no activity for the year ended December 31, 2001:

Dominion Upshur, Inc.
Dominion Upshur, LLC
Dominion North Star Generation, Inc.
North Star Generation, LLC
Dominion Person, Inc.
Dominion Hickman, Inc.
Dominion Montgomery, Inc.
Dominion Davidson, Inc.

Foreign Utility Company

Latin America Fund

(a) CNG International holds a 16.5% limited partnership interest in The Latin America Energy Fund and Electricity Fund I, L.P. (Latin America Fund), a Cayman Islands exempted limited partnership, and an 8.29% general partnership interest in FondElec General Partner, L.P. (FondElec). FondElec holds a 1% general partnership interest in the Latin America Fund. The Latin America Fund's business is limited to investing in FUCOs in Latin America. As part of the transaction, CNG International obtains an ownership interest, equal to its percentage ownership interest in the partnership, in each of the Latin America Fund's investments. The Latin America Fund had investments in two FUCOs as of December 31, 2001.

The name and business address of Latin America Fund are as follows:
The Latin America Energy and Electricity Fund I, L.P. Stamford Harbor Park 333 Ludlow Street Stamford, CT 06902

(d) There are no service, sales or construction contracts between the Latin America Fund, or any FUCOs in which the Latin America Fund has an interest, and a system company.

Part II. Relationship of exempt wholesale generators and foreign utility companies to system companies, and financial data:

Organization charts showing the relationship of the EWG's and FUCO to other system companies were filed as Exhibits H-1 and H-2, respectively, in Dominion's Form U5S filed on May 1, 2002.

Part III. Investment in exempt wholesale generators and foreign utility companies:

At December 31, 2001, Dominion's aggregate investment in exempt wholesale generators amounted to $1.84 billion, or 39.14% of Dominion's aggregate capital investment in its domestic public utility subsidiaries. Dominion's aggregate investment in the foreign utility companies was $6.4 million at December 31, 2001, or 0.14% of Dominion's aggregate capital investment in its domestic public utility subsidiaries.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The financial statements for certain Dominion subsidiaries are being filed confidentially pursuant to Rule 104. These financial statements were not included in Dominion's Form U5S filed on May 1, 2002.

SIGNATURE

The registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, such company being a registered holding company.

DOMINION RESOURCES, INC. (Registrant)

By: /s/ Steven A. Rogers
Steven A. Rogers Vice President, Controller and Principal Accounting Officer
September 30, 2002